

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2012

<u>Via E-mail</u>
Mr. Robert F. O'Donnell
Chief Executive Officer
Prudential Annuities Life Assurance Corporation
One Corporate Drive
Shelton, Connecticut 06484

      Re: **Prudential Annuities Life Assurance Corporation**
               Form 10-K for Fiscal Year Ended December 31, 2011
               Filed March 9, 2012
               File No. 033-44202

Dear Mr. O'Donnell:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Joel Parker

                        Joel Parker
                        Accounting Branch Chief